December 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Mr. Peter McPhun, Accounting Branch Chief

RE: American Church Mortgage Company

Form 10-K for fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 000-25919

Mr. McPhun:

This letter responds to your letter dated December 11, 2014. The responses address the Staff’s comments relating to American Church Mortgage Company’s (the “Company”) Form 10-K for the year ended December 31, 2013. For the Staff’s convenience, each response is preceded by the Staff Comment.

Comment 1. We note your disclosure that you have recorded a reserve of $949,693 against 14 mortgage loans. We further note your narrative description of the 6 loans that were three or more payment in arrears and the 3 loans that were in non-accrual status. Please expand your disclosure in future filings to disclose the carrying value of the remaining 5 loans that were subject to a mortgage loan reserve.

We will disclose in all future filings the carrying value of all remaining loans that are subject to a mortgage loan reserve.

Comment 2.

We note your disclosure that loans totaling approximately $5,470,000, $3,237,000 and $2,308,000 as of September 30, 2014, December 31, 2013 and December 31, 2012 respectively exceeded 90 days past due but continued to accrue interest. Please tell us the total interest revenue recognized for these loans for each period noted. In addition, please tell us whether the accrued but unpaid interest has been added to the balance of the past due loans.

It is important to note to the staff that we continue to accrue interest on loans that are 90 days past due since the missed payments are not consecutive missed payments and we believe that continued interest accruals are appropriate because the loans are well secured, not deemed to be in technical default and that we are actively pursuing collection of past due payments.

For instance, many of these loans that have accumulated 90 or more day arrearage have done so by missing a single monthly payment during the last several years, as opposed to missing three consecutive monthly payments, which would indicate a very serious credit problem. The loans with intermittent missed

United States Securities and Exchange Commission

Division of Corporate Finance

December 19, 2014

payments all continue to perform and in most cases are augmenting current monthly payments to remedy their arrearage. Accordingly, in such cases we continue to accrue interest.

The following table outlines the total amount of loans that are over 90 days past due, the periods affected and the amount of interest received on the loans. The amount of accrued but unpaid interest during the period is part of the interest amount recognized.

Period Ending:	Loans exceeding 90 days past due:	Interest amount recognized during the period for these loans:	Interest amount accrued but unpaid during the period:
Nine Month Period Ending 09/30/2014:	$5,470,000	$278,896	$62,698
Twelve Month Period Ending 12/31/2013:	$3,237,000	$244,099	$49,151
Twelve Month Period Ending 12/31/2012:	$2,308,000	$190,980	$18,336

All accrued but unpaid interest is added to the loan amounts.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

You may contact myself at (952) 252-0909 if you have any questions.

Sincerely,

/s/ Scott J. Marquis
Scott J. Marquis
Chief Financial Officer & Treasurer